FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

Telemig Celular Participações S.A.
(Telemig Cellular Holding Company)
(Translation of Registrant's Name Into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasília – DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Date: July 17, 2002

By: ______________________________
Name: João Cox Neto
Title: Chief Financial Officer

By: ______________________________
Name: Aloysio José Mendes Galvão
Title: Chief Human Resources Officer

EXHIBIT INDEX

1. Announcement to the Market

EXHIBIT 1

Telemig Celular

TELEMIG CELULAR PARTICIPAÇÕES S.A.

João Cox
Chief Financial Officer
Jcox@telepart.com.br
(55 61) 429 - 5600

Leonardo Dias
Investor Relations Manager
Ldias@telepart.com.br
(55 61) 429 - 5673

THOMSON FINANCIAL

Isabel Vieira
Vice President
Isabel.vieira@tfn.com
(212) 701-1823

Richard Marte
Manager
Richard.marte@tfn.com
(212) 701-1812

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.118/0001-65
Nire No. 53300005770
Publicly-Held Company

OCCURENCE OF MATERIAL EVENT

In accordance with Official Letter 331/2002/PVCPC/PVCP/SPV-ANATEL, dated June 27, 2002, Telemig Celular Participações S.A. ("Company") hereby announces to the public that on July 2, 2002 it received notice from the National Agency for Telecommunications-Anatel to the effect that a precautionary measure has been adopted by the Superintendent for Private Services in connection with that certain Administrative Proceedings to Determine Breach of Obligations No. 53500.000065/2002, the institution of which was made known to the public by publication of an occurrence of material event made in the June 29/30, 2002 edition of the newspaper Gazeta Mercantil. Pursuant to Anatel Act No. 26,662, dated June 25, 2002, Anatel believes that there are strong indications that the voting rights held by the investment funds managed by Globalvest Management Company LP ("Globalvest") have been exercised in such a way as to modify the controlling interest in the Company, which is the direct parent ofthe cellular operator Telemig Celular S.A., in disregard of the General Telecommunications Law and Anatel Resolution No. 101/99. For this reason, said precautionary measure restrained the voting and veto rights of the members of the Board of Directors of the Company elected by appointment of the investment funds managed by Globalvest.

Brasília, July 12 2002.

João Cox
Investors Relations Officer